EXHIBIT 4.1

CERTIFICATE OF DESIGNATION OF
CLASS B PREFERRED CONVERTIBLE STOCK

OF

FIRST COLOMBIA GOLD CORPORATION
B Nevada Corporation

It is hereby certified that:

1.           The name of the Company (hereinafter called the "Company") is First Colombia Gold Corporation, a Nevada corporation.

2.           The Certificate of Incorporation of the Company authorizes the issuance of up to Two Hundred Million (200,000,000) shares of Preferred Stock, $0.001 par value per share (herein, “Preferred Stock” or “Preferred Shares”), and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of the Preferred Shares in one (1) or more series or classes and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3.           The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Class B issue of Preferred Stock:

RESOLVED, Thirty-Three Million, One Hundred and Eighty-One Thousand, Eight Hundred and Eighteen (33,181,818) of the Two Hundred Million (200,000,000) authorized shares of Preferred Stock of the Company shall be designated Class B Preferred Convertible Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

Section 1.                      Designation and Amount.  The shares of the series of Preferred Stock hereby and herein created shall have no par value per share and shall be designated as Class B Preferred Convertible Stock (the "Class B Preferred Convertible Stock") and the number of shares constituting the Class B Preferred Convertible Stock shall be Thirty-Three Million, One Hundred and Eighty-One Thousand, Eight Hundred and Eighteen (33,181,818).  The Class B Preferred Convertible Stock shall have a deemed purchase price and value $.01 U.S. per share.

Section 2.                      Rank. The Class B Preferred Convertible Stock shall rank: (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Company, except Series A Preferred; (ii) prior to all of the Company's Common Stock, ("Common Stock"); and (iii) prior to any other class or series of capital stock of the Company hereafter created "Junior Securities"); and  in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3.                      Dividends.  The Class B Preferred Convertible Stock shall bear no dividends, except that in the event dividends are declared for common stock, the same rate of dividend per share shall be due and payable to the Class B Preferred shareholders on the same terms.

Section 4.                      Liquidation / Merger Preference.

(a)           So long as a majority of the shares of Series B Preferred authorized are outstanding, the Company will not, without the written consent of the holders of at least 51% of the Company’s outstanding Series B Preferred, either directly or by amendment, merger, consolidation, or otherwise:

                      (i)           liquidate, dissolve or wind-up the affairs of the Company, or effect any Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Series B Preferred (iii) create or authorize the creation of, or issue any other security convertible into or exercisable for, any equity security, having rights, preferences or privileges senior to the Series B Preferred, or (iv) purchase or redeem or pay any dividend on any capital stock prior to the Series B Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services [director right tied to preferred; two seats out of five; one must be independent].

(b)           In the event of any liquidation, merger, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Class B Preferred Convertible Stock (each a “Holder” and collectively the “Holders”) shall be entitled to receive, prior in preference to any distribution to Junior Securities, an amount per share equal to $.01 plus any allocable and due dividends per share.

(c)           Upon the completion of the distribution required by subsections 4(b) and 4(b), above, if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted Certificate(s) of Designation.

(d)  In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid after the payments to any outstanding junior classes of preferred shareholders.  The balance of any proceeds shall be distributed to holders of Common Stock and to the Series B Preferred shareholders on an as converted basis.

(e)           A merger or consolidation (other than one in which stockholders of the Company own a majority power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event thereby triggering payment of the liquidation preferences described in subsections 4(a), 4(b) and 4(c).

Section 5.                      Conversion of Preferred Shares to Common.  The record Holders of the Class B Preferred Convertible Stock shall be subject to conversion as follows:

(a)           Option to Convert. On and after six months from date hereof, each record Holder of Class B Preferred Convertible Stock shall be entitled  at the office of the Company or any transfer agent for the Class B Preferred Convertible Stock designated by the Company to the Holders in writing (the "Transfer Agent"), to convert shares of Class B Preferred Convertible Stock, in whole or in part, into Common Stock (in multiples of Ten (1) shares of Class B Preferred Convertible Stock) as follows:

The Holders of the Class B Preferred Convertible Stock shall, individually and collectively, have the right to convert all or part of their Class B Preferred Convertible Stock, by electing, in writing, to convert the Preferred Stock into shares of Common Stock of the Company, on the basis using a conversion ratio computed as follows:

$.01 ÷ average 5 days closing price = number of shares of Common Stock to be issued in conversion subject to adjustment set forth in (f) hereafter, upon tender of the Notice of Conversion.

(b)           Mechanics of Conversion.  In order to convert Class B Preferred Convertible Stock into shares of Common Stock under the Option, specified in 5(a) the Holder shall (i) fax or deliver via electronic mail on the date of conversion (the “Conversion Date”), a copy of a fully executed notice of conversion, substantially in the form shown on Exhibit B hereto ("Notice of Conversion") to the Company at the office of the Company or the Transfer Agent stating that the Holder elects to convert Class B Preferred Convertible Stock into Common Stock, which Notice of Conversion shall specify the date of conversion, the number of shares of Class B Preferred Convertible Stock to be converted to shares of Common Stock issuable upon such conversion (together with a copy of the front page of each certificate to be converted) and (ii) once converted in full (but not otherwise unless specifically requested by the Company from time to time), surrender to a common courier for delivery to the office of the Company or the Transfer Agent, the original certificate(s) representing the Class B Preferred Convertible Stock being converted (the “Preferred Stock Certificates”), duly endorsed for transfer; unless the Holder notifies the Company or its Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below).  Upon receipt by the Company of a facsimile copy of a Notice of Conversion, Company shall immediately send, via facsimile or email, a confirmation of receipt of the Notice of Conversion to Holder which shall specify that the Notice of Conversion has been received and the name and telephone number of a contact person at the Company whom the Holder should contact regarding information related to the Conversion.

(d)           Administration.

(i)           Lost or Stolen Certificates.  Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Class B Preferred Convertible Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.  However, the Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates if Holder contemporaneously requests the Company to convert such Class B Preferred Convertible Stock into Common Stock.

(ii)           Delivery of Common Stock Upon Conversion.  The Transfer Agent or the Company (as applicable) shall, no later than the close of business on the tenth (10rd) business day (the “Deadline”) after receipt by the Company or the Transfer Agent of a facsimile copy of a Notice of Conversion or upon Automatic Conversion and receipt by Company or the Transfer Agent from the Holder of all necessary documentation duly executed and in proper form required for conversion as stated in this Section 5, issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid. In lieu of delivering physical certificates representing Common Stock to be received by a Holder upon conversion of Class B Preferred Convertible Stock, the Company may, if the said Common Stock is not restricted from transfer and does not contain a restrictive legend, utilize the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program and/or the DWAC system to electronically credit the account of the Holder’s prime broker with DTC for the number of shares of Common Stock to be received upon such conversion.

In any event, delivery to each Holder of Common Stock upon a properly submitted conversion of Class B Preferred Convertible Stock shall be made within three (3) business days after the Conversion Date. Without limiting a Holder’s other rights at law or in equity, should delivery be later than ten (10) business days after the Conversion Date, the Holder shall have the right to either (1) rescind the conversion by facsimile notice to the Company; (2) by giving a new Notice of Conversion, adjust the conversion price and the amount of dividends accrued and unpaid, in which case the Company shall process the conversion as if the latter notice were the original notice; or (3) accept the late delivery. The Holders shall also be entitled to the equitable remedy of specific performance to enforce the delivery requirements upon conversion of Class B Preferred Convertible Stock.

(iii)           No Fractional Shares.  If any conversion of the Class B Preferred Convertible Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be rounded to the nearest whole share.

(iv)           Date of Conversion.  The date on which conversion occurs (the “Conversion Date") shall be deemed to be the date set forth in such Notice of Conversion, provided that the advance copy of the Notice of Conversion is faxed to the Company before 11:59 p.m., CST, on the Conversion Date or in the event of an Automatic Conversion upon its effectiveness.  The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Conversion.

(e)           Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available or make provision to increase, reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Class B Preferred Convertible Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Class B Preferred Convertible Stock into Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class B Preferred Convertible Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(f)           Adjustment to Conversion Rate.

(i)           The conversion price will be subject to adjustments for stock dividends, splits, combinations and similar events and to a Performance Adjustment as specified below.

(ii)            Adjustment Due to Merger, Consolidation, Etc.  If, prior to the conversion of all Class B Preferred Convertible Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all the Company’s assets, then the Holders of Class B Preferred Convertible Stock shall thereafter have the right to receive upon conversion of Class B Preferred Convertible Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets (“New Assets”) which the Holder would have been entitled to receive in such transaction had the Class B Preferred Convertible Stock been convertible into New Assets from the date hereof, at the market price of such New Assets on the date of conversion, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Class B Preferred Convertible Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the conversion price and of the number of shares of Common Stock issuable or New Assets deliverable upon conversion of the Class B Preferred Convertible Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise here.

(iii)  In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid after the payments to any outstanding junior classes of preferred shareholders.  The balance of any proceeds shall be distributed to holders of Common Stock and to the Series B Preferred shareholders on an as converted basis.

A merger or consolidation (other than one in which stockholders of the Company own a majority power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event thereby triggering payment of the liquidation preferences described in subsections 4(a), 4(b) and 4(c).

(iv)           No Fractional Shares.  If any adjustment under this Section 5(d) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be rounded to the nearest whole share.

Section 6.                      Redemption by Company.  The Company may, at its sole discretion redeem all or any portion of the Class B Preferred Convertible Stock by paying in cash by wire transfer the stated value of US $.01 per share, plus all accrued and unpaid dividends on the Class B Preferred Convertible Stock to be redeemed, to the Holder pursuant to the Holder’s written instructions. The Holders may convert Class B Preferred Convertible Stock into Common Stock of the Company until such cash has been transmitted to the Holder, at which time conversion rights shall cease and the Holder shall surrender all redeemed Class B Preferred Certificates to the Company for cancellation.

Section 7.                      Voting Rights.  The record Holders of the Class B Preferred Convertible Stock shall have the right to vote on any matter with holders of Common Stock and may vote as required on any action, which Nevada law provides may or must be approved by vote or consent of the holders of the specific series of voting preferred shares and the holders of common shares.  The Record Holders of the Series B Preferred Shares shall have that number of votes equal to that number of common shares which is not less than 60% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the holders of other series of voting preferred shares and the holders of common shares or the holders of other securities entitled to vote, if any.

The Record Holders of the Series B Preferred Shares shall be entitled to the same notice of any Regular or Special Meeting of the Shareholders as may or shall be given to holders of any other series of preferred shares and the holders of common shares entitled to vote at such meetings.  No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of preferred and common shareholders which in any way precludes the Series B Preferred Stock from exercising its voting or consent rights as though it is or was a common shareholder.

For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Series B Preferred Shares shall be included and shall be deemed as the equivalent of 60% of the aggregate of all common shares and Preferred Shares having voting rights on the issues, represented at and entitled to vote at such meetings.

Section 8.                      Piggyback Restriction Rights.

(a)           Notice of Piggyback Registration.  If at any time the Company proposes to register any shares of common stock, par value $0.001 per share (“Common Stock”), under the Act (otherwise than in connection with the registration of securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or similar transaction), the Company will give the Holder notice of such proposed registration at least 30 days prior to the filing of a registration statement.  At the written request of the Holder delivered to the Company within fifteen (15) days after receipt of the notice from the Company, which request will state the number of shares of common stock held by the Holder or issuable upon conversion of the Class B Preferred Convertible Stock  held by the Holder (“Registration Shares”) sold in the Offering that the Holder requests to be included in the registration statement proposed to be filed by the Company, the Company will use its reasonable best efforts to register under the Act such Registration Shares, and to cause such registration (the “Piggyback Registration”) to become and remain effective as provided in this Section 8.

(b)           Priority on Primary Piggyback Registrations.  If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that, in their opinion, the number of shares of Common Stock requested to be included in such offering exceeds the number of shares of Common Stock, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company will include in such registration (i) first, the number of shares of Common Stock the Company proposes to sell; and (ii) second, the number of shares of any Holders’ Common Stock requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, pro rata among such Holders based on the number of shares of Common Stock requested to be sold by each such Holder.

(c)           Priority on Underwritten Piggyback Registrations.  If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities, and the managing underwriters advise the Company in writing that, in their opinion, the number of shares of Common Stock requested to be included in such offering exceeds the number of shares of Common Stock, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company will include in such registration the number of shares of any Holders’ Common Stock requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, pro rata among such Holders based on the number of shares of Common Stock requested to be sold by each such Holder.  In the event the Company subsequently agrees to participate in such registration, the provisions of Section 2.2(b) and not of this Section 2.2(c) will apply with respect to determining priority on such registration.

(d)           Registration Expenses.  All expenses incident to the Company’s performance of or compliance with this Section 8, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other persons retained by the Company (all such expenses being herein called “Registration Expenses”), will be borne by the Company.

Section 9.                      Status of Converted Stock.  In the event any shares of Class B Preferred Convertible Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be cancelled, and shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Class B Preferred Convertible Stock.

Signed on November 27, 2013

FIRST COLOMBIA GOLD CORPORATION

By: /s/  Piero Sutti-Keyser
             Piero Sutti-Keyser
             Chief Executive Officer